COSCO INVESTMENT (SINGAPORE) LIMITED

SEC MAIL PROCESSING RECEIVED SEP 17 2003

ACQUISITION OF APPROXIMATELY 40.0% INTEREST IN THE REGISTERED CAPITAL OF COSCO (DALIAN) SHIPYARD CO., LTD FROM COSCO INDUSTRIAL INVESTMENTS LTD FOR A CONSIDERATION OF US$18,125, 359 TO BE SATISFIED IN CASH

On 23 April 2003, the Board of Directors of Cosco Investment (Singapore) Limited (the " Company") announced that it had entered into a conditional sale and purchase agreement with Cosco Industrial Investments Ltd (the "Vendor") for the acquisition of approximately 40.0% interest in the registered capital of Cosco (Dalian) Shipyard Co., Ltd for a consideration of US$18,125,359 to be satisfied in cash (the "Acquisition").

The Board of Directors of the Company is pleased to announce that the Acquisition has been completed today.

PROCESSED SEP 26 2003 THOMSON FINANCIAL

SUPPL

BY ORDER OF THE BOARD
COSCO INVESTMENT (SINGAPORE) LIMITED
Yao Hong
Director

Submitted by Yao Hong, Director on 22/08/2003 to the SGX

03032133

dlw 9/22

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Director's Interests

Name of director:	Xin Guang Wan
Date of notice to company:	25/08/2003
Date of change of interest:	21/08/2003
Name of registered holder:	Xin Guang Wan
Circumstance(s) giving rise to the interest: Please specify details:	Others Exercise of share options under Cosco Group Employees' Share Option Scheme

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	200,000
% of issued share capital:	0.03
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$0.20
No. of shares held before the transaction:	0
% of issued share capital:	0
No. of shares held after the transaction:	200,000
% of issued share capital:	0.03

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		0
% of issued share capital:		0
No. of shares held after the transaction:		200,000
% of issued share capital:		0.03
Total shares:		200,000

Submitted by Mdm Yao Hong, Director on 25/08/2003 to the SGX

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Subsidiary Director's Interests

Name of director:	Liu Hong Hai
Date of notice to company:	25/08/2003
Date of change of interest:	21/08/2003
Name of registered holder:	Liu Hong Hai
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Exercise of share options under Cosco Group Employees' Share Option Scheme

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	175,000
% of issued share capital:	0.02
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$0.20
No. of shares held before the transaction:	255,000
% of issued share capital:	0.03
No. of shares held after the transaction:	430,000
% of issued share capital:	0.06

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		255,000
% of issued share capital:		0.03
No. of shares held after the transaction:		430,000
% of issued share capital:		0.06
Total shares:		430,000

Note: Mr Liu Hong Hai is a director of the following subsidiaries:-

- Costar Shipping Pte Ltd
- CNF Shipping Agencies Pte Ltd
- CNF Shipping (M) Sdn. Bhd.
- Costar Agencies (M) Sdn. Bhd.

Submitted by Mdm Yao Hong, Director on 25/08/2003 to the SGX

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Subsidiary Director's Interests

Name of director:	Sia Eng Beng
Date of notice to company:	25/08/2003
Date of change of interest:	21/08/2003
Name of registered holder:	Sia Eng Beng
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Exercise of share options under Cosco Group Employees' Share Option Scheme

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	175,000
% of issued share capital:	0.02
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$0.20
No. of shares held before the transaction:	0
% of issued share capital:	0
No. of shares held after the transaction:	175,000
% of issued share capital:	0.02

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		0
% of issued share capital:		0
No. of shares held after the transaction:		175,000
% of issued share capital:		0.02
Total shares:		175,000

Note: Mr Sia Eng Beng is a director of the following subsidiaries:-

- Costar Shipping Pte Ltd
- CNF Shipping Agencies Pte Ltd
- Costar Agencies (M) Sdn. Bhd.

Submitted by Mdm Yao Hong, Director on 25/08/2003 to the SGX

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Subsidiary Director's Interests

Name of director:	Yang Xiao Feng
Date of notice to company:	25/08/2003
Date of change of interest:	21/08/2003
Name of registered holder:	Yang Xiao Feng
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Exercise of share options under Cosco Group Employees' Share Option Scheme

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	175,000
% of issued share capital:	0.02
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$0.20
No. of shares held before the transaction:	0
% of issued share capital:	0
No. of shares held after the transaction:	175,000
% of issued share capital:	0.02

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		0
% of issued share capital:		0
No. of shares held after the transaction:		175,000
% of issued share capital:		0.02
Total shares:		175,000

Note: Mr Yang Xiao Feng is a director of the subsidiaries, Harington Property Pte Ltd and Cosland (SR) Development Pte Ltd.

Submitted by Mdm Yao Hong, Director on 25/08/2003 to the SGX

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Subsidiary Director's Interests

Name of director:	Liu De Tian
Date of notice to company:	25/08/2003
Date of change of interest:	21/08/2003
Name of registered holder:	Liu De Tian
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Exercise of share options under Cosco Group Employees' Share Option Scheme

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	90,000
% of issued share capital:	0.01
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$0.20
No. of shares held before the transaction:	85,000
% of issued share capital:	0.01
No. of shares held after the transaction:	175,000
% of issued share capital:	0.02

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		85,000
% of issued share capital:		0.01
No. of shares held after the transaction:		175,000
% of issued share capital:		0.02
Total shares:		175,000

Note: Mr Liu De Tian is a director of the subsidiary, Cosco (Singapore) Pte Ltd.

Submitted by Mdm Yao Hong, Director on 25/08/2003 to the SGX

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Subsidiary Director's Interests

Name of director:	Li Mei
Date of notice to company:	25/08/2003
Date of change of interest:	21/08/2003
Name of registered holder:	Li Mei
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Exercise of share options under Cosco Group Employees' Share Option Scheme

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	150,000
% of issued share capital:	0.02
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$0.20
No. of shares held before the transaction:	0
% of issued share capital:	0
No. of shares held after the transaction:	150,000
% of issued share capital:	0.02

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		0
% of issued share capital:		0
No. of shares held after the transaction:		150,000
% of issued share capital:		0.02
Total shares:		150,000

Note: Ms Li Mei is a director of the subsidiaries, Harington Property Pte Ltd and Cosland (SR) Development Pte Ltd.

Submitted by Mdm Yao Hong, Director on 25/08/2003 to the SGX

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Subsidiary Director's Interests

Name of director:	Wang Jun
Date of notice to company:	25/08/2003
Date of change of interest:	21/08/2003
Name of registered holder:	Wang Jun
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Exercise of share options under Cosco Group Employees' Share Option Scheme

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	175,000
% of issued share capital:	0.02
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$0.20
No. of shares held before the transaction:	383,000
% of issued share capital:	0.05
No. of shares held after the transaction:	558,000
% of issued share capital:	0.08

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		383,000
% of issued share capital:		0.05
No. of shares held after the transaction:		558,000
% of issued share capital:		0.08
Total shares:		558,000

Note: Mr Wang Jun is a director of the subsidiaries, Cosco Marine Engineering (Singapore) Pte Ltd and Cosco Engineering Pte Ltd.

Submitted by Mdm Yao Hong, Director on 25/08/2003 to the SGX

Listed companies must provide the information required by Appendix 7.2 of the Listing Manual. Adequate disclosure should be given to explain any material extraordinary item either as a footnote of the material extraordinary item or in the "Review of the performance of the group".

COSCO INVESTMENT (SINGAPORE) LIMITED

Second Quarter And Half-Year Financial Statement

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

(i) <u>Income Statement</u>

	Group					
	S$'000		%	S$'000		%
	Q2 2003	Q2 2002	Change	1H 2003	1H 2002	Change
Turnover	22,327	25,533	(13)	43,854	47,740	(8)
Cost of sales	(14,996)	(18,158)	(17)	(30,344)	(34,547)	(12)
Gross profit	7,331	7,375	(1)	13,510	13,193	2
Other operating income	230	879	(74)	728	2,093	(65)
Distribution costs	(293)	(240)	22	(573)	(501)	14
Administrative expenses	(2,687)	(2,256)	19	(5,108)	(4,629)	10
Other operating expenses	0	(2)	NM	0	(4)	NM
Exceptional items	0	0	0	15	28	(46)
Operating profit	4,581	5,756	(20)	8,572	10,180	(16)
Net finance costs	(2,678)	(7,358)	(64)	(5,098)	(10,381)	(51)
Share of results of associated companies	4,114	1,686	144	6,714	2,572	161
Amortisation of goodwill of an associated company	(145)	(145)	0	(289)	(241)	20
Profit/(Loss) before tax	5,872	(61)	NM	9,899	2,130	365
Tax	(489)	(582)	(16)	(1,373)	(1,239)	11
Profit/(Loss) from ordinary activities	5,383	(643)	NM	8,526	891	857
Minority interests	(269)	(289)	(7)	(447)	(543)	(18)
Net profit/(Loss)	5,114	(932)	NM	8,079	348	2,222

(ii) **<u>Breakdown and Explanatory Notes to Income Statement</u>**

Group					
S$'000		%	S$'000		%

	Q2 2003	Q2 2002	Change	1H 2003	1H 2002	Change
Profit before tax is arrived at after (charging)/crediting:						
Other income including interest income	278	959	(71)	875	2,263	(61)
Interest on borrowings	(2,808)	(2,726)	3	(5,701)	(5,701)	0
Depreciation and amortisation	(5,924)	(5,784)	2	(11,550)	(11,566)	0
Foreign exchange gain/(loss)	83	(4,711)	NM	457	(4,849)	NM
The Group's exceptional items comprise the following:						
Profit from disposal of subsidiaries	0	0	0	15	28	(46)
Adjustments for over/(under) provision of tax in respect of prior years:						
Income tax	0	0	0	(281)	0	NM

NM denotes not meaningful.

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

	Group S$'000		Company S$'000	
	30/06/2003	31/12/2002	30/06/2003	31/12/2002
Current assets				
Bank and cash balances	24,375	18,436	11,784	6,598
Fixed deposits with financial institutions	15,720	13,976	0	14
Trade and other receivables [1]	35,279	53,978	1,369	19,779
Short-term investments (net of provision for diminution in value of $351,000 (2002:$351,000))	0	0	0	0
Trading property	630	630	0	0
Completed property	38,661	38,661	0	0
	114,665	125,681	13,153	26,391
Non-current assets				
Deferred expenditure	400	0	400	0
Non-trade debtor	896	882	0	0
Loan to related companies	23,140	22,791	23,140	22,791
Long-term investments [2]	478	7,706	200	200
Associated companies	30,507	28,229	25,670	25,670
Subsidiaries	0	0	193,979	198,113
Investment properties	30,351	30,427	0	0

Property, plant and equipment	373,209	350,773	532	588
Deferred tax assets	494	494	0	0
	459,475	441,302	243,921	247,362
Total assets	574,140	566,983	257,074	273,753
Current liabilities				
Trade and other payables	45,537	43,825	1,107	1,333
Bank borrowings	32,965	33,643	1,149	1,747
Other term loans	6,853	6,750	0	0
Loan from immediate holding company [3]	0	6,924	0	6,924
Short-term advance from an associated company	500	500	500	500
Short-term advance from a subsidiary	0	0	0	500
Hire purchase creditors	20	20	0	0
Current tax	690	1,019	0	0
Dividend payable	932	188	932	188
	87,497	92,869	3,688	11,192
Non-current liabilities				
Bank borrowings	170,528	183,123	12,500	45,982
Other term loans	47,971	50,624	0	0
Other long-term creditors and deferred income	4,756	2,473	113	118
Hire purchase creditors	67	77	0	0
Preference shares	49,813	49,813	49,813	49,813
Deferred tax liabilities	401	1,108	182	888
	273,536	287,218	62,608	96,801
Total liabilities	361,033	380,087	66,296	107,993
Net assets	213,107	186,896	190,778	165,760
Shareholders' equity				
Share capital	144,984	124,945	144,984	124,945
Reserves	13,694	11,025	11,227	11,712
Retained profits	52,193	48,373	34,567	29,103
Interests of shareholders of Cosco Investment (Singapore) Limited	210,871	184,343	190,778	165,760
Minority interests	2,236	2,553	0	0
	213,107	186,896	190,778	165,760

NOTES:

[1] The decrease in Trade and other receivables was due to the repayment of S$18,117,000 by related companies in 1Q 2003.

[2] The decrease in Long-term investments was due to the disposal of Revo Technologies Ltd.

[3] The decrease in Loan from immediate holding company was due to the repayment of loans in 1Q 2003.

1(b)(ii) Aggregate amount of group's borrowings and debt securities

Amount repayable in one year or less, or on demand

As at 30/06/2003		As at 31/12/2002	
Secured	Unsecured	Secured	Unsecured
38,690,000	1,649,000	38,667,000	9,171,000

Amount repayable after one year

As at 30/06/2003		As at 31/12/2002	
Secured	Unsecured	Secured	Unsecured
214,066,000	54,313,000	231,048,000	52,589,000

Details of any collateral

Secured borrowings are generally secured by the group's leasehold land and buildings, motor vessels, motor vehicles, investment properties and trading properties with net book values totalling $435,839,000 (2002: $413,607,000).

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

	Group	
	S$'000	
	Q2 2003	Q2 2002
Cash flow from operating activities		
Profit before tax and share of results of associated companies	1,903	(1,602)
Adjustments for:		
Depreciation of property, plant and equipment	5,886	5,237
Depreciation of investment properties	38	547
Goodwill written off	0	(13)
Exchange differences	(28)	3,914
Profit on disposal of property, plant and equipment	(2)	(11)
Property, plant and equipment written off	0	2
Preference dividend (financing)	372	390
Interest expense (financing)	2,436	2,337
Interest income (investing)	(48)	(80)
Operating cash flow before working capital changes	10,557	10,721
Changes in operating assets and liabilities, net of effects from disposal of subsidiaries		
Inventories	0	1,324
Debtors	88	3,360

Creditors	9,793	(9,751)
Cash generated from operations	20,438	5,654
Income tax paid	(593)	(1,159)
Net cash inflow from operating activities	19,845	4,495
Cash flow from investing activities		
Increase in investment in a subsidiary	0	(359)
Proceeds from disposal of property, plant and equipment	3	109
Payments for purchase of property, plant and equipment [*]	(24,845)	0
Increase in deferred expenditure	(394)	0
Dividend income from an associated company	3,727	0
Interest income	48	80
Net cash outflow from investing activities	(21,461)	(170)
Cash flow from financing activities		
Decrease in bank loans and other term loans	(2,899)	(4,298)
Repayment of hire purchase creditors	(5)	(5)
Dividends paid to shareholders of the Company	(3,411)	(2,921)
Dividends paid to shareholders of Subsidiaries	0	(1,207)
Repayment of loan from immediate holding company	(501)	(538)
Proceeds from issue of ordinary shares	19,555	215
Interest expense	(2,372)	(2,579)
Net cash inflow/(outflow) from financing activities	10,367	(11,333)
Net increase/(decrease) in cash and cash equivalents held	8,751	(7,008)
Cash and cash equivalents at the beginning of the financial period	20,991	15,880
Cash and cash equivalents at the end of the period	29,742	8,872
Cash and cash equivalents represented by:		
Bank and cash balances	24,375	11,629
Fixed deposits with financial institutions	15,720	10,198
Bank overdrafts	(10,353)	(12,955)
	29,742	8,872

* Payment for purchase of a motor vessel.

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and

distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

	Share capital	Reserves	Retained Profit	Total
	S$'000	S$'000	S$'000	S$'000
The Group				
Balance at 1 April 2003	124,945	14,361	50,490	189,796
Net gain not recognised in income statement				
- Foreign currency translation differences	0	(183)	0	(183)
Net profit for the financial period	0	0	5,114	5,114
Total recognised (losses)/gains for the financial period	0	(183)	5,114	4,931
Dividend for 2002	0	0	(3,411)	(3,411)
Issue of share capital	20,039	(484)	0	19,555
Balance at 30 June 2003	144,984	13,694	52,193	210,871
Balance at 1 April 2002	124,735	18,218	48,674	191,627
Net loss not recognised in income statement				
- Foreign currency translation differences	0	(2,689)	0	(2,689)
Net loss for the financial period	0	0	(932)	(932)
Total recognised losses for the financial period	0	(2,689)	(932)	(3,621)
Dividend for 2001	0	0	(2,921)	(2,921)
Issue of share capital	210	5	0	215
Balance at 30 June 2002	124,945	15,534	44,821	185,300
The Company				
Balance at 1 April 2003	124,945	11,711	34,323	170,979
Net profit for the financial period	0	0	3,655	3,655
Dividend for 2002	0	0	(3,411)	(3,411)
Issue of share capital	20,039	(484)	0	19,555
Balance at 30 June 2003	144,984	11,227	34,567	190,778
Balance at 1 April 2002	124,735	11,707	29,013	165,455
Net profit for the financial period	0	0	2,842	2,842
Dividend for 2001	0	0	(2,921)	(2,921)
Issue of share capital	210	5	0	215
Balance at 30 June 2002	124,945	11,712	28,934	165,591

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year

During Q2 2003, the issued and paid-up capital of the Company was increased from $124,945,462 to $144,984,462 arising from:-

- the allotment and issue of 100,000,000 ordinary shares of $0.20 each in cash by way of a private placement (Q2 2002: NIL); and
- the allotment and issue of 195,000 ordinary shares of $0.20 each as a result of the exercise of option under the Cosco Group Employees' Share Option Scheme (Q2 2002: 1,050,000)

During Q2 2003, share options totalling 5,435,000 were granted to eligible employees of the Group at the exercise price of $0.20 per share persuant to the Cosco Group Employees' Share Option Scheme 2002 (Q2 2002: NIL).

The outstanding share options under the Cosco Group Employees' Share Option Scheme as at 30 June 2003 was 14,365,000 (30/06/2002: 7,990,000).

2. Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

The figures have not been audited or reviewed.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)

Not Applicable

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

The Group has adopted the same accounting policies and method of computation in the financial statements for the current period compared with the audited financial statements as at 31 December 2002.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Not Applicable

6. Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

	Group			
	Q2 2003	Q2 2002	1H 2003	1H 2002
(i) Based on the weighted average number of ordinary shares on issue	0.74 cents	(0.15) cents	1.23 cents	0.06 cents
(ii) On a fully diluted basis	0.55 cents	(0.15) cents	1.07 cents	0.06 cents

The earnings/(losses) per ordinary share is calculated by dividing the consolidated profit/(loss) after taxation, minority interests and preference dividend by the weighted

average number of ordinary shares in issue during the period.

The fully diluted earnings/(losses) per share is arrived at after taking into consideration the potential ordinary shares arising from the exercise of outstanding share options and Redeemable Cumulative Preference Shares (RCCPS) which would dilute the basic earnings per share. RCCPS have been excluded for 2002 computation as the effect is anti-dilutive.

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year**

	Group		Company	
	30/06/2003	31/12/2002	30/06/2003	31/12/2002
Net asset value per ordinary share	29.09 cents	29.51 cents	26.32 cents	26.53 cents

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on**

The Group continued to operate under difficult business conditions for the three months ended 30 June 2003 as overall business sentiments were affected by the war in Iraq and the outbreak of SARS in Asia. Notwithstanding these difficulties, group profitability continued to benefit from prior year restructuring efforts. Under the restructuring, non-shipping related assets were divested, including two trading companies (Cosco Trading (S) Pte Ltd and Costo (S) Pte Ltd) in January 2002 and Shanghai properties in December 2002. The shipping related core business of a 50% stake in Cosco (Nantong) Shipyard Co., Ltd was acquired in February 2002.

Turnover

In Q2 2003, group turnover decreased 13% to $22.3 million. Group turnover during this period continued to be affected by restructuring activities. Charter income from shipping was higher but this improvement was negated by the cessation of rental income from Shanghai properties that were sold in December 2002, as well as lower revenue from investment properties and shipping agency. Turnover from shipping agency declined due to the expiry of a one-off vessel chartering arrangement.

Against 1H 2002, turnover in 1H 2003 dropped 8% to $43.6 million. The sale of the Shanghai properties in December 2002 resulted in the reduction of rental revenue for both Q1 and Q2 of 2003.

Profitability

Notwithstanding the changes associated with the restructuring, gross profit remained relatively constant at $7.3 million in Q2 2003 but rose 2% to $13.5 million for 1H 2003. As a result of the divestment of low margin businesses, gross profit margin improved to 32.8% in Q2 2003 and to 30.8% for 1H 2003.

Lower other operating income and higher administrative expenses contributed to the 16% or $1.6 million decline in Group operating profit to $8.6 million in 1H 2003. The reduction in

other operating income was due to a decrease of $954,000 in the amount recoverable from Cosco Holdings (S) Pte Ltd ("Cosco Holdings") pursuant to an option agreement for residential properties held by subsidiary, Cosland (SR) Development Pte Ltd ("Cosland"). With higher occupancy and rental income, Cosland's losses declined, and hence the amount which the Group can claim against Cosco Holdings under the put option agreement in 1H 2003 was accordingly reduced. Administrative expenses rose 10% to $5.1 million in 1H 2003 largely because previous period expenses were offset by a one-time write back of facility fee of $375,000 which was waived by the bank.

Associate, Cosco (Nantong) Shipyard Co., Ltd reported better Q2 2003 performance due to better effective cost management. For Q2 2003 and 1H 2003, contribution from the associate improved 144% and 161% to $4.1 million and $6.7 million respectively.

Net finance costs for Q2 2003 was reduced by 64% to $2.7 million due to the absence of foreign exchange loss, which affected the corresponding period last year. For 1H 2003, net finance costs declined 51% to $5.1 million.

Higher charter income, lower net finance costs and higher contribution from the associate resulted in the 365% improvement in Group profit before tax to $9.9 million in 1H 2003. The Group's effective tax rate was reduced from 58% in 1H 2002 to 13.9% in 1H 2003 due to higher tax exempt shipping income and contribution from an associate whose profit was taxed at a concessionary rate of 12%. The lower effective tax rate contributed to the strong growth in Group net profit, which improved from $348,000 in 1H 2002 to $8.1 million in 1H 2003.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

The Group's results for Q2 2003 and 1H 2003 are in line with the commentary made in paragraph 10 of the Group's First Quarter Financial Statement released on 27 May 2003.

10. A commentary at the date of the announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

The external business environment is expected to remain challenging for the rest of the current financial year. Despite this uncertainty, the Group remains optimistic about prospect for its core shipping and shipping-related businesses.

The firmer Baltic Freight Index (BFI) in 2003 has resulted in higher charter renewals for the Group's bulk carriers. Due to the sharp drop in the BFI from the middle of 2001 and its subsequent strong recovery in 2H 2002, the one-year charter renewals in 2002 have not resulted in significantly higher charter income. However, all the 14 bulk carriers in the Group will renew their charter agreements in 2003 at higher rates, and it will have a favourable impact on the charter income in Q3 2003.

The Group can continue to expect good contribution from Cosco (Nantong) Shipyard Co., Ltd for the rest of the current financial year. In addition, completion of the acquisition of Cosco (Dalian) Shipyard Co., Ltd in August 2003 will expand the ship repair income from associates in 2H 2003.

The Group will continue with its restructuring efforts in the current financial year. Barring unforeseen circumstances, the Group expects net profit for FY2003 to be significantly higher than that achieved in FY2002.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? None

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? None

(c) Date payable

Not Applicable

(d) Books closure date

Not Applicable

12. If no dividend has been declared/recommended, a statement to that effect

The directors do not recommend the payment of interim dividend on the ordinary shares for the current financial period.

The dividend of 5.7 cents per RCCPS par value S$0.01 less 22% Singapore Income Tax has been accrued for in the accounts as finance cost and will be paid on 15 November 2003 in accordance with the terms of the preference shares.

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT (This part is not applicable to Q1, Q2, Q3 or Half Year Results)

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year

Not Applicable

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments

Not Applicable

15. A breakdown of sales

Not Applicable

16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year

Total Annual Dividend (*Refer to Para 16 of Appendix 7.2 for the required details*)

	Latest Full Year ()	Previous Full Year ()

Ordinary		
Preference	0	0
Total:		

17. Interested Person Transactions

Pursuant to Rule 907 of the Listing Manual, the following interested person transactions were entered into during the financial period:

Name of interested person	Aggregate value of all interested person transactions during the financial period under review (excluding transactions less than $100,000 and transactions conducted under shareholders' mandate persuant to Rule 920)	Aggregate value of all interested person transactions conducted under shareholders' mandate persuant to Rule 920 (excluding transactions less than $100,000)	
	S$'000	S$'000	
		Q2 2003	1H 2003
Cosco Container Lines	0	2,515	6,846
Cosco Guangzhou	0	0	172
Cosco Qingdao	0	179	179
Cosco Xiamen	0	170	170
Cosco Guangzhou Crew Co.	0	465	908
Cosco Qingdao Crew Co.	0	349	681
Cosco Shanghai Crew Co.	0	582	1,136
Xing Yuan Pte Ltd	0	274	608
	0	4,534	10,700

BY ORDER OF THE BOARD

Mr Ji Hai Sheng
President
27/08/2003

COSCO INVESTMENT (SINGAPORE) LIMITED

Press Release

Refocus On Shipping & Related Businesses A Success
FY 2003 First Half Net Profit Rose 2,222% To $8.1 million

SINGAPORE (27 August 2003) –Main board-listed COSCO Investment (Singapore) Limited ("COSCO"), a leading shipping and shipping-related company today announced a very strong set of financial results for the six months ended 30 June 2003.

For first half FY 2003, group net profit increased from $0.3 million to $8.1 million, a growth of 2,222%. Higher shipping charter income, lower net finance costs and higher income from associate contributed to the sterling first half performance. In 2002, the Group restructured its operations to refocus on shipping and related businesses, which resulted in the purchase of a 50% stake in Cosco (Nantong) Shipyard Co., Ltd in February 2002. With the full six-month results of Cosco (Nantong), associate contribution increased 161% to $6.7 million in 1H 03.

During the restructuring in 2002, the Group divested non-shipping related assets, including two trading companies, Cosco Trading (S) Pte Ltd and Costo (S) Pte Ltd, in January 2002 and Shanghai properties in December 2002. Lower revenue from investment properties and shipping agency contributed to the 8% decline in turnover to $43.9 million in 1HFY 2003.

Mr Ji Hai Sheng, the President of COSCO said, "We are very pleased with our strong performance in 1H03, despite challenging market conditions. Our net profit of $3m in 1Q was surpassed by our 2Q performance, which recorded $5.1 million in net profit. This clearly demonstrates that our restructuring is right on track, and we will continue with our restructuring efforts in the current financial year.

We have just completed the acquisition of our second ship yard in China, a 40% stake in Cosco (Dalian) Shipyard Co., Ltd. This together with Cosco (Nantong) will join in contributing to the Group's performance in 2H03. The firmer Baltic Freight Index in 2003 has resulted in higher

charter renewals for our bulk carriers. As all our 14 bulk carriers are expected to renew their charter agreements in 2003 at higher rates, this will have a favourable impact on charter income from the 3Q03.

Barring unforeseen circumstances, the Group expects net profit for FY 2003 to be significantly higher than that achieved in FY 2002."

About COSCO Investment (Singapore) Ltd

Listed on the main board of the Singapore Exchange, COSCO Investment is a diversified group with core activities in shipping and shipping related services. The Group owns 14 bulk carriers and a major stake in a large shipyard in China, operates shipping agencies as well as provides marine engineering and ship repair services.

COSCO Investment is the listed subsidiary of COSCO Holdings (Singapore) Pte Ltd, which is in turn the wholly owned subsidiary of China Ocean Shipping (Group) Company, the largest shipping group in China.

For further information, please contact:

COSCO Investment (Singapore) Ltd Mr Li Jian Xiong Vice President Tel: 65-6885 0886 / Fax: 65-6336 9006 Email: lijianxiong@cosco.com.sg	**Cyrus Capital Consulting** Mr Lee Teong Sang Principal Consultant Tel: 65-6254 6973 / Fax: 65-2654 6811 Email: teongsang@cyrus.com.sg

Submitted by Mr Ji Hai Sheng, President on 27/08/2003 to the SGX